FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

April 26, 2006

Mr. Alberto Etchegaray
Superintendent of Securities and Insurance

IMPORTANT DEVELOPMENT

Dear Sir,

In accordance with the provisions of the Articles 9 and 10 of Chilean Securities Law and General Character Norm 30 of the Superintendence, and being duly empowered for this effect by the Company’s Board of Directors, we wish to inform the following important development in accordance with the agreement adopted by the Board of Directors at today’s ordinary meeting.

The Board of Directors agreed to the authorization of the subscription, of a Memorandum of Understanding (“MOU”) with Colbún S.A. to regulate an eventual joint participation for the development and exploitation of the so called “Aysén Project.”

The main objective of the document is to stipulate the basic agreements and general criteria that the parts have determined for definitive execution. The process should be completed as soon as possible and hopefully no later than August 31, 2006, and with a previous due diligence to be carried out by Colbún S.A. The due diligence will entail, among other considerations, an inspection of the contracts, shareholder agreements, and other legal documents that would allow Endesa Chile and Colbún to jointly develop, finance, build and operate the Aysén Project.

Assuming that the required conditions involved in the document are satisfied, the MOU provides, among other aspects, for the due diligence process calendar and the agreements referring to the contracts concerning contributions, shareholders’ agreements and other relevant contracts. The parts will constitute a company for the development and operation of the Aysén Project, in which Endesa Chile will hold a 51% economic interest and Colbún S.A. the remaining 49%. In consideration for part of Endesa Chile’s contributions to the Project, it will receive 12.3% of the energy produced by the various power plants involved in the Aysén Project for a period of 30 years, starting from the sixth month after each of the plants of the project has begun its commercial operations. The remaining energy produced, after the special consideration mentioned above, will be delivered to Endesa Chile and Colbún S.A. in accordance with their economic interest in the Project.

The company to be constituted will therefore distribute 100% of its energy to its shareholders according to the conventions described above. The shareholders will sell the energy according to their own and autonomous contracting commercial policies. Therefore, the new company will not market directly to third parties nor will it sell the generated energy at the spot market.

Other relevant aspects of the MOU make reference to the company’s management, the subjects that should be included in the shareholders’ agreement, and the exit options and joint termination to the association, as well as other clauses that are common in these types of documents.

The Company declares that in its association with Colbún S.A., it has favored a scheme that guarantees transparency and fair competition in the national electricity sector. This is possible by taking the project’s power plants as just any productive units that will indirectly provide all energy generated to Endesa Chile and Colbún S.A., who in turn will independently and autonomously market such energy in the domestic electricity market, in accordance with the current legislation.

Best regards,

Rafael Mateo A.
Chief Executive Officer

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:	Irene Aguiló
Jaime Montero	iaguilo@endesa.cl
Investor Relations Director	Peter Chamberlain
Endesa Chile	ptcm@endesa.cl
(56-2) 634-2329	Jacqueline Michael
jfmv@endesa.cl	jmc@endesa.cl

BOARD OF ENDESA CHILE AUTHORIZES THE SUBSCRIPTION OF AN AGREEMENT WITH
COLBÚN FOR THE JOINT DEVELOPMENT OF THE AYSEN PROJECT

  (Santiago, Chile, April 26, 2006) – Endesa Chile (NYSE: EOC), announced today that the Company’s management has been authorized to sign a Memorandum of Understanding (MOU) to regulate the joint participation in the development and operation of the Aysén project with Colbún S.A.
  The MOU states that both companies will create a company to develop and develop the Aysén project, in which Endesa Chile will have a 51% economic interest and Colbún S.A. the remaining 49%.
  In consideration of Endesa Chile’s contributions to the Project, it will receive 12.3% of the energy produced by the power plants for a period of 30 years, starting from the commercial operations of each plant. The remaining energy produced will be delivered to Endesa Chile and to Colbún S.A. in accordance with their economic interest in the Project.
  This will enable Endesa Chile to concentrate resources, in other short and medium term undertakings needed to satisfy the supply of energy in Chile in a scenario of growing demand, in addition to the long-term projects mentioned.

Santiago, April 26, 2006. The Board of Directors of Endesa Chile agreed to authorize the Company’s management to subscribe a Memorandum of Understanding (MOU) with Colbún S.A., to regulate a joint participation in the development and operation of the hydroelectric project in Chile’s 11th Region (“Aysén Project”). This Project involves the construction of four reservoir plants, two on the Baker River and the other two on the Pascua River, for a total installed capacity of 2,400 MW.

This also allows Endesa Chile to have the necessary resources to carry out other short and medium-term projects that will be needed in order to meet Chile’s future energy demand, estimated to grow by 6.9% during the next few years, according to the CNE. In this situation, Chile would have to double its installed capacity in 10 years and triple it in 20 years.

The signing of the MOU is consistent with Endesa Chile’s qualification of the Aysén Project as a national project, incorporating a local partner that meets similar the characteristics required by Endesa Chile for the success of the project, such as the sensitivity towards environmental and social issues, compromise for long-term investments in the sector, responsibility for the country’s development, financing capacity and conviction that hydroelectric energy is Chile’s natural energy source.

The MOU seeks to stipulate the basic agreements that both companies have determined in order to complete the process as soon as possible and with a previous due diligence by Colbún S.A. on the project tasks carried out to date by Endesa Chile. The due diligence will entail, among other considerations, an inspection of the contracts, shareholders’ agreements and other legal documents that would allow Endesa Chile and Colbún to jointly develop, finance, build and operate of the Aysén Project.

The MOU stipulates that both companies shall create a new company in which Endesa Chile will have a 51% economic interest and Colbún S.A. the remaining 49%. This will take place once all the conditions precedent have been met. The MOU provides, among other aspects, for the due diligence process calendar and the agreements referring to the contracts concerning contributions, shareholders’ agreements and other relevant contracts.

In consideration for Endesa Chile’s contributions to the Project, the MOU states that it shall receive 12.3% of the energy generated by the Aysén Project for a period of 30 years from the commercial start-up dates of each of the Project’s plants. The remainder of the energy produced after this compensation is made, will be delivered to Endesa Chile and Colbún S.A. in accordance with their respective economic interest.

The new company to be constituted will therefore deliver 100% of its energy to its shareholders who will then sell it according to their respective and independent commercial contracting policies. Therefore, the new company will not market directly to third parties nor will it sell the generated energy at the spot market, thus avoiding any practice against market competition.

The Company declares that in its association with Colbún S.A., it has favored a scheme that guarantees transparency and fair competition in the Chilean electricity sector. This is possible by considering the Project’s plants as just any productive units that will indirectly provide all the energy generated to Endesa Chile and Colbún S.A., who in turn will independently market such energy in the Chilean electricity market in accordance with the current legislation.

The Aysén project involves the construction of four plants in Chile’s 11th Region, two on the Baker River and the other two on the Pascua River, which will provide an aggregate of 2,400 MW. The estimated investment amounts to US $ 4,000 million, of which US $ 2,500 relates to generation and US $ 1,500 million to transmission. The first plant is estimated to start operating in 2012, while the last will do so in 2018.

It should be recalled that last year, Endesa Chile subscribed a MOU with Transelec, the company responsible for developing the electricity transmission system in Chile’s central zone.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: April 26, 2006	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer